Sucampo Pharmaceuticals, Inc.
Memo

To:	Mark Barrysmith

From:	Ron Kaiser, CFO; Mariam Morris, CAO

CC:	Brent Siler, WilmerHale; Bill Corey, PwC

Date:	March 14 2007

Re:	Response to Discussions of March 9, 2007

Please note that the information in and accompanying this letter is being provided to you supplementally pursuant to 17 C.F.R. § 200.83 (“Rule 83”). Sucampo respectfully requests that the enclosed information be treated as confidential information and that the Securities and Exchange Commission provide timely notice to Chief Executive Officer, Sucampo Pharmaceuticals, Inc., 4733 Bethesda Avenue, Suite 450, Bethesda, Maryland 20814 (Telephone: 301-961-3440) before it permits any disclosure of the enclosed information.
Pursuant to Rule 83, Sucampo further requests that you promptly inform it, at the contact address above, of any requests under the Freedom of Information Act seeking access to the foregoing materials to enable counsel to substantiate the grounds for confidential treatment of such materials and to provide timely notice to Sucampo in order to afford it an opportunity to protect its legitimate business interests.
In response to your request for certain additional data in our telephonic conference of Friday, March 9, 2007, we have prepared two charts which accompany this letter. The charts provide information about:
•	A reconciliation of the deliverables addressed in our December 15th, 2006 memo to you with their treatment in the “time-based” method of presentation outlined in our call with you. The chart, entitled “Schedule of deliverables per Takeda agreement” addresses the individual deliverables of the December 15, 2006 memo (as identified by the number in the related memo) and information in columnar form about the deliverable as stated in the contract, when the deliverable became an obligation of Sucampo, related contractual cash flows, a description of the deliverable obligation, a description of the related performance period, and the actual dates of the performance period as originally included in the agreement and as modified over time because of changes in estimates.

•	A schedule entitled “Revenue — Time based method”, which identifies the quarterly and annual historical and projected revenues of each of the units of accounting which occur as a result of the discussions of the chart above and related cash flow information, in order that the company could determine that cumulative revenues recognized do not exceed cumulative non refundable billings for each unit if accounting.
The second schedule also provides referential information about how fair value was determined for the purpose of valuing meeting attendance.
Please acknowledge receipt of this letter and accompanying information vie return e-mail. Of course, we appreciate any effort you may be able to provide on an expedited basis in your review of this information.
Thank you,
Ron and Mariam
• Page 2

Sucampo Pharmaceuticals, Inc.
Schedule of deliverables per Takeda Agreement
Response to OCA Staff of 03/13/2007
Confidential Treatment Requested by Sucampo Pharmaceuticals, Inc.
Pursuant to Rule 83

Single unit of
	accounting to which		When Obligation of
Item per December	deliverable is		Sucampo became a
15 response	attributable	Deliverable as stated per Contract	deliverable item	Contractual Cash Flows	Description of Deliverable Sucampo Obligations	Performance Period Description	Actual dates of Perfomance period

1	Up front License Agreement Obligations	Deliver license of the compound SPI-0211 to Takeda (2.1) Residual component	Obligation is established on signing of agreement. Portion attributable to Committee activities is isolated and recognized over period of performance. Residual is recognized over period of R&D efforts	Company received a non-refundable $20 million payment from Takeda at initiaition of agreement	Provide Takeda with an exclusive license to co-develop, use, sell, promote, offer for sale, import and distribute the Product using SPI-0211. This was accomplished upon the signing of the agreement	The license was delivered October 2004 and will expire when the Agreement expires December 31, 2020 or is terminated. Substantial efforts to create revenue expire when Sucampo delivers research and development efforts to file for IBS-C sNDA.	Initially, 10/29/2004 through 12/31/2006. In May, 2006, period became extended through May 31, 2007.

7a		Joint Steering Committee (“JSC”) Participation	Obligation is established on signing of agreement. Portion attributable to Committee activity is isolated and recognized over period of performance		Committee obligations are established at beginning of contract and extend through periods of performance.	JSC is established at inception and lasts throughout December 31, 2020	10/29/2004 through 12/31/2020

7b		Joint Development Committee (“JDC”) Participation	Obligation is established on signing of agreement. Portion attributable to Committee activity is isolated and recognized over period of performance		Committee obligations are established at beginning of contract and extend through periods of performance.	JDC is established at inception and lasts throughout the period of performance which expire when Sucampo delivers research and development efforts to file for IBS-C sNDA or extensions for additional R&D projects.	Initially, 10/29/2004 through 12/31/2006. In May, 2006, period became extended through May 31, 2007.

7c		Joint Commercialization Committee (“JCC”) Participation	Obligation is established on signing of agreement. Portion attributable to Committee activity is isolated and recognized over period of performance		Committee obligations are established at beginning of contract and extend through periods of performance.	JSC is established at inception and lasts throughout December 31, 2020	10/29/2004 through 12/31/2020

7d		Joint Manufacturing Committee (“JMC”) participation	Obligation is established on signing of agreement. Portion attributable to Committee activity is isolated and recognized over period of performance		Committee obligations are established at beginning of contract and extend through periods of performance.	JMC is established at inception and lasts throughout December 31, 2020	10/29/2004 through 12/31/2020

2a	CIC and IBS-C	File NDA for CIC approval	Obligation is established on signing and is recognized over period of effort through filing of sNDA for IBS-C	Company received a non-refundable $10 million payment from Takeda upon filing the NDA. (3/31/2005)	Prepare and file NDA for CIC indication of Amitiza	Substantial efforts to create revenue begin as agreeement is signed and expire when Sucampo delivers research and development efforts to file for IBS-C sNDA.	Initially, 10/29/2004 through 12/31/2006. In May, 2006, period became extended through May 31, 2007.

2b		Initiate IBS-C indication Phase III study by enrolloing first patient	Obligation is established on signing and is recognized over period of effort through filing of sNDA for IBS-C	Company received a non-refundable $20 million payment from Takeda upon enrolling first IBS-C patient (May, 2005)	Define study, have study approved by partner and FDA, recruit, qualify and enroll first study patient	Substantial efforts to create revenue begin as agreeement is signed and expire when Sucampo delivers research and development efforts to file for IBS-C sNDA.	Initially, 10/29/2004 through 12/31/2006. In May, 2006, period became extended through May 31, 2007.

2c		Obtain Approval from FDA for CIC indication of Amitiza	Obligation is established on signing and is recognized over period of effort through filing of sNDA for IBS-C	Company received a non-refundable $20 million payment from Takeda upon approval for CIC indication of Amitiza (January 31, 2006)	Define study, have study approved by partner and FDA, recruit, qualify and enroll patients and complete efforts to file NDA	Substantial efforts to create revenue begin as agreeement is signed and expire when Sucampo delivers research and development efforts to file for CIC sNDA. Because deliverable is inseparable from other deliverables in unit of accounting, revenue is recognized over period that Sucampo delivers research and development efforts to file for IBS-C sNDA.	Initially, 10/29/2004 through 12/31/2006. In May, 2006, period became extended through May 31, 2007.

2d	Development for NDA submission for IBS-C (4.2(i) and 7.2).	Obligation is established on signing and is recognized over period of effort through filing of sNDA for IBS-C	Takeda shall fund the initial $30 million of development costs. Sucampo shall fund the next $20 million and the two shall equally share any required funding in excess of $50 million.	Sucampo shall use its best efforts to conduct all development work necessary for an NDA submission for Constipation and c-IBS.	Substantial efforts to create revenue begin as agreeement is signed and expire when Sucampo delivers research and development efforts to file for CIC sNDA. Because deliverable is inseparable from other deliverables in unit of accounting, revenue is recognized over period that Sucampo delivers research and development efforts to file for IBS-C sNDA.	Initially, 10/29/2004 through 12/31/2006. In May, 2006, period became extended through May 31, 2007.

Initially, 10/29/2004 through 12/31/2006. In May, 2006, period became extended through May 31, 2007.

Initially, 10/29/2004 through 12/31/2006. In May, 2006, period became extended through May 31, 2007.

Initially, 10/29/2004 through 12/31/2006. In May, 2006, period became extended through May 31, 2007.

Sucampo Pharmaceuticals, Inc.
Schedule of deliverables per Takeda Agreement
Response to OCA Staff of 03/13/2007
Confidential Treatment Requested by Sucampo Pharmaceuticals, Inc.
Pursuant to Rule 83

Single unit of
Item per	accounting to		When Obligation of		Description of
December 15	which deliverable	Deliverable as	Sucampo became a		Deliverable Sucampo	Performance Period	Actual dates of
response	is attributable	stated per Contract	deliverable item	Contractual Cash Flows	Obligations	Description	Perfomance period

3	Commercialization activity (Phase IV)	Perform Additional Regulatory studies as requested or required by FDA and agreed to between Sucampo and Takeda	None until Sucampo and Takeda agree to perform additional studies as part of Phase IV studies	Takeda and Sucampo shall equally share in the external costs of RRS, but Sucampo will not be required to incur costs of more than $20 million.	Obligation to perform studies is obligation of Takeda. If and when agreed to between Sucampo and Takeda, conducting of additional studies required by the regulatory authority for Constipation and c-IBS, Sucampo will assume responsibilty to conduct studies for a fee. Such studies will be performed throughout the term of the Agreement when the studies are deemed required by the FDA and Takeda and Sucampo agree to conduct them.	None established at inception and none to date	N/A — None to date

4a		Changes to labeling for Constipation and c-IBS (4.2(iii)) - Renal and Hepatic.	Sucampo and Takeda agree to perform additional studies as part of Phase IV studies in June 2006 and were begun in July, 2006. These were phase IV studies that were Takeda obligations and Sucampo became obliged to perform them when it agreed to the study.	Takeda shall fund 70% of labeling studies and Sucampo shall fund the remaining 30%.	Obligation to perform studies is obligation of Takeda. When agreed to between Sucampo and Takeda, conducting of additional studies required by the regulatory authority for Constipation and c-IBS, Sucampo assumed rersponsibilty to conduct studies for a fee. Such studies will be performed throughout the term of the Agreement when the studies are deemed required by the FDA and Takeda and Sucampo agree to conduct them.	[**]	[**]

4b		Additional indication for Pediatric (4.2(ii))		Takeda shall fund 100% of Pediatric additional studies.		There was no defined performance period, but shall not exceed the term of the Agreement.Sucampo estimates that the Pediatric study that was initiated in August 2006 will be completed in January, 2007.	[**]

5	OBD activity	Development of additional indication(s) and/or new formulation(s) (4.2(iv)).	Sucampo and Takeda agree to perform additional studies as part of a new indication in June, 2006. The studies were estimated at the date of agreement to be performed over the period from July 2007 through June, 2009.	Per each additional indication, Takeda shall fund all internal and external development work up to a maximum aggregate of $50 million. Sucampo will pay 50% of costs above $50 million	Sucampo shall conduct all development of the additional indication(s) and/or new formulation(s) as agreed to between Sucampo and takeda	[**]	[**]

6	Commercialization activities	Complete the development of Amitiza for commercial launch (5.2 and 7.3)	Not a research deliverable but future contigent obligation	Takeda shall, for the Product sold during the term of the Agreement, pay Sucampo royalties on net sales. The level of royalty payments are tiered based on the level of net sales revenue earned by Takeda.	Sucampo shall participate as agreed to at the time new efforts are required, at its option.	Royalty payments, which Sucampo began to receive in July 2006, will cease when the Agreement is terminated and all cash payments due to Sucampo are paid.	Royalty payments, which Sucampo began to receive in July 2006, will cease when the Agreement is terminated and all cash payments due to Sucampo are paid.
Sucampo Pharmaceuticals, Inc. respectfully requests that the information contained in the above columns be treated as confidential information and that the Commission provide timely notice to Chief Executive Officer, Sucampo
Pharmaceuticals, Inc., 4733 Bethesda Avenue, Suite 450, Bethesda, Maryland
20814, (301) 961-3400 before it permits any disclosure of the information in the above columns.

Sucampo Pharmaceuticals
Revenue — TIME BASED METHOD
AS OF DECEMBER 31, 2006
Confidential Treatment Requested by Sucampo Pharmaceuticals, Inc. Pursuant to Rule 83 for Entire Table — Confidential Request No. 2

PRESENTED AS PER RESTATEMENT FOR TIME-BASED METHOD
					Initial Indication		Commercialization Projects				New Indication
Remaining of Up-Front
Pymnt (Term 10.29.04
					CIC/IBS-C (Term 10.29.04		Renal and Hepatic (Term		Pediatrics (Term 7.1.06		OBD (Term 07.01.06		through [**] for		FV of
	Previously Presented in Financial Statements				through [**])		8.1.06 through [**])		through [**])		through [**])		Development Period)		Committee Meetings		Totals
	Up-front	Milestones	R&D Reimb.	Total	Revenue	Cash Rec'd	Revenue	Cash Rec'd	Revenue	Cash Rec'd	Revenue	Cash Rec'd	Revenue	Cash Rec'd	Revenue	Cash Rec'd	Revenue	Cash Rec'd
Q4-2004	[**]	[**]	[**]	[**]	[**]	[**]							[**]	[**]	[**]	[**]	[**]	[**]

2004 YTD	[**]	[**]	[**]	[**]	[**]	[**]							[**]	[**]	[**]	[**]	[**]	[**]

Q1-2005	[**]	[**]	[**]	[**]	[**]	[**]							[**]	[**]	[**]	[**]	[**]	[**]
Q2-2005	[**]	[**]	[**]	[**]	[**]	[**]							[**]	[**]	[**]	[**]	[**]	[**]
Q3-2005	[**]	[**]	[**]	[**]	[**]	[**]							[**]	[**]	[**]	[**]	[**]	[**]
Q4-2005	[**]	[**]	[**]	[**]	[**]	[**]							[**]	[**]	[**]	[**]	[**]	[**]

2005 YTD	[**]	[**]	[**]	[**]	[**]	[**]							[**]	[**]	[**]	[**]	[**]	[**]

Q1-2006	[**]	[**]	[**]	[**]	[**]	[**]							[**]	[**]	[**]	[**]	[**]	[**]
Q2-2006	[**]	[**]	[**]	[**]	[**]	[**]							[**]	[**]	[**]	[**]	[**]	[**]
Q3-2006	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Q4-2006	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

2006 YTD	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Total	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

2007 Estimated:
Q1 — 2007	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Q2 — 2007	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Q3 — 2007	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Q4 — 2007	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

2007 EYTD	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

2008 EYTD	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

2009 EYTD	[**]		[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

2010 EYTD	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Total	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Estimated Remaining Under Contract				[**]													[**]	[**]

Total Contract				[**]													[**]	[**]

Assumptions:
#1 — Two distinct projects (cumulative catch up for change in estimate)	Method #1 — This method treats the CIC/CIBS study and the three additional studies which began in Q3-2006 as two distinct projects. Total expected costs for CIC/CIBS were based on actual costs from contract inception through December 31, 2006 and expected costs through completion date. Total expected revenues for the CIC/CIBS study included the $20 million up-front payment and $30 million reimbursement of R&D expenses at the inception of the study and then added milestone payments to the total expected revenue at the time the milestone events were achieved. Total expected revenue for the three additional studies (the second project) was based on expected reimbursements of R&D expenses at the time that the Company and Takeda agreed to initiate the three studies. The revenue per period for each study were added together for each quarter presented above.
#2 — Single project (cumulative catch-up for change in estimate)	Method #2 — This method treats the CIC/CIBS study and the three additional studies which began in Q3-2006 as one single project. The total expected costs for each study are included when the studies are known to begin. Total expected revenues for all studies are included when (1) the reimbursements of R&D expenses are reasonably estimable and (2) the milestone events are achieved. At the time the three additional studies were added to the overall project, total expected costs for the project increased from $41 million to $104 million. This method accounted for the change in estimated total costs by a cumulative catch-up adjustment to the total revenue recognized for the overall project. This resulted in negative revenue for the quarter in which the change occurred.
#3 — Single project based on current knowledge of activity	Method #3 — This method assumes that the total costs and total revenues for the entire project that was known as of December 31, 2006 were known at the inception of the Agreement. As a result, this method did not account for the two different studies nor for the change in estimate as did Methods #1 and 2.
Milestones are recognized ratably over the developmental period, changes in estimates are recorded for changes in projected time period overall
Upfront attributable to Research & Development is Amortized through final deliverable, giving effect for new deliverables.
Research & Development is recognized ratably over the development period to which there is a contractual obligation to perform under FDA guidelines.
Revenue is recognized to the extent that cash has been received.
Q1-2006 results for IBS/CIC should not be interpreted as the $20million milestone being recognized immediately. It is only coincidental that the sum of the revenue released is equal to the $20m.
Calculation for FV of Meetings: The Company did not NPV the revenue associated with the committee meetings, instead the Company totaled the gross revenues and released that amount ratably over the life of the contract.
Sucampo Pharmaceuticals, Inc. respectfully requests that the information contained in the above table be treated as confidential information and that the Commission provide timely notice to Chief Executive Officer, Sucampo Pharmaceuticals, Inc., 4733 Bethesda Avenue, Suite 450, Bethesda, Maryland 20814, (301) 961-3400 before it permits any disclosure of the information in the above table.